Filed by Swift Transportation Co., Inc.
                                                     Commission File No. 0-18605

                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                            Subject Company: M.S. Carriers, Inc.
                                                     Commission File No. 0-14781

                                                            Date: March 23, 2001

         Certain information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements concerning Swift's future growth, Swift's projected revenues, Swift's ability to recruit, train and retain qualified drivers, Swift's low operational costs, the benefits of Swift's terminal network, industry challenges generally, the industry challenges that affect Swift, the pending merger with M.S. Carriers, Inc., projected revenue and cost benefits of the merger, and the pro forma ranking of the merged companies in various industry categories. Such statements are based upon the current beliefs and expectations of Swift's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. As to Swift's business and financial performance generally, the following factors, among others, could cause actual results to differ materially from those in forward-looking statements: excess capacity in the trucking industry; significant increases or rapid fluctuations in fuel prices, interest rates, fuel taxes, tolls, license and registration fees; difficulty in attracting and retaining qualified drivers and owner operators, especially in light of the current shortage of qualified drivers and owner operators; recessionary economic cycles and downturns in customers' business cycles, particularly in market segments and industries (such as retail and manufacturing) in which Swift has a significant concentration of customers; a significant reduction in or termination of the Company's trucking services by a key customer; seasonal factors such as harsh weather conditions that increase operating costs; increases in driver compensation to the extent not offset by increases in freight rates; the inability of Swift to continue to secure acceptable financing arrangements; the ability of Swift to continue to identify and combine acquisition candidates that will result in successful combinations, including Swift's pending merger with M.S. Carriers, Inc.; increases in claims or the cost of insurance; and competition from trucking, rail and intermodal competitors. With respect to the proposed acquisition of M.S. Carriers, Inc. these risks and uncertainties include: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Swift's and M.S. Carriers' stockholders to approve the merger; the risk that the businesses will not be integrated successfully or that integration costs will exceed our estimates; the risk that the revenue and other synergies and cost savings from the merger may not be fully realized or may take longer to realize than expected; fluctuating stock market levels; the difficulty the stock market may have in valuing the business model of the combined company; and disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers.

         A discussion of these and other factors that could cause Swift's and M.S. Carriers results to differ materially from those described in the forward-looking statements can be found in the most recent Annual Reports on Forms 10-K of Swift and M.S. Carriers, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). Swift undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Further, nothing herein shall constitute adoption or approval of any analyst report regarding Swift, nor any undertaking to update or comment upon analysts' expectations in the future.

         The proposed merger transaction between Swift and M.S. Carriers will be submitted to the companies' stockholders for their consideration. Swift will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus. Stockholders should read the joint proxy statement/prospectus regarding the proposed transaction that will be filed with the SEC and mailed to stockholders. The joint proxy statement/prospectus will contain important information that stockholders should consider. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Swift and M.S. Carriers, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to: Swift Transportation Co., Inc., 2200 South 75th Avenue, Phoenix, AZ 85043, Attention: Chief Financial Officer (602-269-9700). Swift and M.S. Carriers and certain other persons named below may be deemed to be participants in the solicitation of proxies of Swift's and M.S. Carriers' stockholders to approve the transaction. The participants in this solicitation may include the directors and executive officers of Swift and M.S. Carriers. A detailed list of the names and interests of Swift's directors and officers is contained in Swift's proxy statement for its 2000 annual meeting, and a detailed list of the names and interests of M.S. Carriers' directors and officers is contained in M.S. Carriers' proxy statement for its 2000 annual meeting.

         As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of Swift's common stock, or 5% of M.S. Carriers' common stock, except that Jerry Moyes, CEO of Swift beneficially owns more than 5% of the common stock of Swift and Michael S. Starnes, CEO of M.S. Carriers, beneficially owns more than 5% of the common stock of M.S. Carriers. Certain employees of M.S. Carriers, including participants, may receive accelerated vesting of their stock options in connection with the merger in accordance with their existing stock option agreements. In addition, certain officers of M.S. Carriers, as a condition to the closing of the merger, will enter into employment agreements that will become effective upon completion of the merger. A description of the employment agreements will be contained in the joint proxy statement/prospectus.

         The communication filed herewith is a slide presentation that Swift intends to utilize in meetings with investors, stockholders and analysts.

                   SLIDE PRESENTATION OF SWIFT TRANSPORTATION


                                     SLIDE 1

                              Swift Transportation

                                  Past Results
                               Present Challenges
                                M.S. Acquisition
                          Expectations after Completion

                                     SLIDE 2

                                    Revenues

                                   In Millions

                        23.4% Compound Annual Growth Rate

                              1991            $190
                              1992            $233
                              1993            $277
                              1994            $366
                              1995            $458
                              1996            $562
                              1997            $714
                              1998            $873
                              1999          $1,061
                              2000*         $1,259


                                   *Unaudited


                                     SLIDE 3

                                 Revenue Growth
                                (Year Over Year)

                           1990-91            21.8%
                           1991-92            22.6%
                           1992-93            18.7%
                           1993-94            32.1%
                           1994-95            25.2%
                           1995-96            22.7%
                           1996-97            26.9%
                           1997-98            22.4%
                           1998-99            21.5%
                           1999-2000*         18.6%

                                   *Unaudited

                                     SLIDE 4

                                 Operating Ratio

                           As of 12/31 except as noted

                              1991          93.1
                              1992          92.2
                              1993          92.1
                              1994          88.8
                              1995          89.9
                              1996          90.5
                              1997          89.6
                              1998          88.7
                              1999          89.0
                              2000*         92.1

                                   *Unaudited


                                     SLIDE 5

                                  Net Earnings

                                   In Millions

                              1991           $6.5
                              1992           $9.8
                              1993          $12.3
                              1994          $22.6
                              1995          $23.0
                              1996          $27.4
                              1997          $41.6
                              1998          $55.5
                              1999          $66.8
                              2000          $52.6


                                     SLIDE 6

                          Debt To Total Capitalization

             (As of 12/31 Except As Noted, Including Operating Line)

                              1993          28.1%
                              1994          45.7%
                              1995          40.5%
                              1996          18.3%
                              1997          22.6%
                              1998          30.5%
                              1999          30.0%
                              2000*         39.6%

                                   *Unaudited

                                     SLIDE 7

                            Strong Financial Position

                                   In Millions

                                December 31, 2000

                    Total Debt*                       $286.6
                    (Including Operating Line)

                    Equity*                           $436.7

                    Total Capitalization*             $723.3

                    Debt to Capital Ratio*             39.6%

                                   *Unaudited


                                     SLIDE 8

                               Present Challenges


                                     SLIDE 9
                               Industry Challenges

                        o       Economy
                                a. Consumer Confidence
                                b. Disposable Income

                        o       Fuel

                        o       Drivers

                        o       Used Truck Values

                        o       Insurance

                        o       Interest Rates


                                    SLIDE 10

                                New Truck Orders

                             January 1999       19,731
                             February 1999      26,078
                             March 1999         30,051
                             April 1999         20,312
                             May 1999           24,163
                             June 1999          26,019
                             July 1999          19,202
                             August 1999        16,450

                             September 1999     18,706
                             October 1999       17,117
                             November 1999      16,618
                             December 1999      10,956
                             January 2000       17,643
                             February 2000      13,699
                             March 2000         11,565
                             April 2000         11,500
                             May 2000            9,942
                             June 2000          14,172
                             July 2000           8,736
                             August 2000        11,850
                             September 2000     11,302
                             October 2000        9,844
                             November 2000       8,422
                             December 2000       9,902

                                      *Est.


                                    SLIDE 11

[This slide contains an article written by Howard S. Abramson entitled "Trucking Faces `Upheaval' From Used Truck Glut, Hebe Says". The article was printed in the Transport Topics, Week of January 29, 2001 edition.]


                                    SLIDE 12

                               Earnings Per Share

                                  (In Dollars)

                                  1st Quarter*

                                1996         .04
                                1997         .10
                                1998         .14
                                1999         .19
                                2000         .17

                                  2nd Quarter*

                                1996         .12
                                1997         .16
                                1998         .21
                                1999         .27
                                2000         .26

                                  3rd Quarter*

                                1996         .16
                                1997         .20
                                1998         .24
                                1999         .29
                                2000         .24

                                  4th Quarter*

                                1996         .15
                                1997         .18
                                1998         .25
                                1999         .28
                                2000         .16

                                  Yearly Total

                                1996         .47
                                1997         .64
                                1998         .85
                                1999        1.02
                                2000*        .82

                                   *Unaudited


                                    SLIDE 13

                           Swift not affected except -

                                     Economy


                                    SLIDE 14

                            Competitors - Bankruptcy

                 Total Trucking Failures (on a quarterly basis)
             vs. Average Retail Diesel Fuel Price (Including Taxes)

               Slide contains chart demonstrating the correlation between total trucking failures and average retail diesel fuel prices

            Source: A.G. Edwards, American Trucking Association, and
                                  DunBradstreet


                                    SLIDE 15

                                M.S. Acquisition

                        o       Close by July 1, 2001

                        o       Run as subsidiary through Jan 1, 2002

                        o       Plan to have fully integrated by Jan 1, 2002

                        o       Largest, etc.
                                       - Number 1 in revenue
                                       - Number 1 in earnings
                                       - Number 1 in tractors
                                       - Number 1 in trailers
                                       - Number 1 stockholder equity
                                       - Number 1 in market value

                        o       Mexico

                                    SLIDE 16

                               Expectations after
                                   Completion


                                    SLIDE 17

                           Growth In Customer Revenues

                                                    2000 vs. 1999
          Top 5 Customers                              +26.5%

          6-10 Customers                               +12.3%

          11-15 Customers                              +55.6%

          16-25 Customers                              +35.1%

          26-50 Customers                              +37.8%

          Top 50 In Total                              +23.8%


                                    SLIDE 18

                                 Top 5 Customers

                     Swift                           M.S. Carriers
                     -----                           -------------
                     Kmart                               Sears
                     Target                         Federal Express
                     Costco                       Philips Electronics
                     Sears                     Family Dollar - Dedicated
                    WalMart                            Home Depot


                                    SLIDE 19

                                     Savings

                        o       Bulk fuel - $2.5 million

                        o       Fuel economy

                        o       Insurance

                        o       Personnel

                        o       Terminals, drop lots, security

                        o       Purchasing power

                        o       Better balance of freight

                                    SLIDE 20

                                    Insurance

                                       Swift                   M.S.
                1996                   3.6%                    5.5%
                1997                   3.2%                    4.4%
                1998                   2.8%                    3.9%
                1999                   2.6%                    3.5%
                2000                   2.4%                    3.3%


                                    SLIDE 21

                         Operating Ratio - Swift & M.S.

                                       Swift                   M.S.
                1996                   90.5                    93.0
                1997                   89.6                    91.6
                1998                   88.7                    91.1
                1999                   89.0                    90.9
                2000                   92.1                    94.0